Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 7 DATED SEPTEMBER 16, 2008

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, supplement no. 1 dated May 30, 2008, supplement no. 2 dated June 30, 2008, supplement no. 3 dated July 15, 2008, supplement no. 4 dated August 5, 2008, supplement no. 5 dated August 13, 2008 and supplement no. 6 dated August 15, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition and related financing of two four-story office buildings containing 558,966 rentable square feet in Florham Park, New Jersey; and

•	information regarding our total senior and mezzanine debt.

Status of the Offering

We commenced our initial public offering of 280,000,000 shares of common stock on April 22, 2008. As of September 12, 2008 we had accepted aggregate gross offering proceeds of approximately $123.6 million.

Acquisition and Related Financing of 100 & 200 Campus Drive Buildings

On September 9, 2008, we, through an indirect wholly owned subsidiary, KBSII 100-200 Campus Drive, LLC (the “Owner”), purchased two four-story office buildings located at 100 and 200 Campus Drive in Florham Park, New Jersey containing 558,966 rentable square feet on an approximate 71.1-acre parcel of land (the “100 & 200 Campus Drive Buildings”) from 100/200 Campus Drive, L.L.C., which is not affiliated with us or our advisor. The purchase and sale agreement for the acquisition of the 100 & 200 Campus Drive Buildings was assigned to the Owner from the advisor on August 8, 2008 for $5.4 million, which is the amount of the non-refundable deposit paid by the advisor under the purchase and sale agreement.

The purchase price of the 100 & 200 Campus Drive Buildings was approximately $180.7 million plus closing costs. The acquisition was funded from an $89.8 million six-month bridge loan secured by the 100 & 200 Campus Drive Buildings, a $28.5 million mezzanine loan secured by 100% of the equity interests in the Owner and with proceeds from this offering.

The 100 & 200 Campus Drive Buildings were built in 1989 and 1988, respectively, and are currently 99% leased to 19 tenants, including BASF Americas Corporation (36%), Day Pitney LLP (24%), Merrill Lynch, Pierce, Fenner & Smith, Inc. (10%) and Hartford Fire Insurance Company (6%). BASF Americas Corporation (“BASF”) is the North American subsidiary of BASF SE, a worldwide chemical company offering its customers a range of products, including oil and gas chemicals, plastics, performance products, agricultural products, and fine chemicals. Day Pitney LLP (“Day Pitney”) is a law firm with nearly 400 attorneys providing legal services to businesses, financial institutions, government entities and individuals. Merrill Lynch, Pierce, Fenner & Smith, Inc. (“Merrill Lynch”) is a global financial service firm, providing capital markets services, investment banking, wealth management, insurance, banking and related financial services. Hartford Financial Services Group (“Hartford”) is a leading provider of investment products as well as life insurance, group and employee benefits, automobile and homeowners’ insurance and business insurance.

The current aggregate annual base rent for the tenants of the 100 & 200 Campus Drive Buildings is approximately $15.9 million. As of September 2008, the current weighted-average remaining lease term for the current tenants of the 100 & 200 Campus Drive Buildings is approximately 4.6 years. The BASF lease expires on November 30, 2016, and the average annual rental rate for the BASF lease over the lease term is $38.18 per square foot. BASF has the right, at its option, to extend the term of its lease for two additional five-year periods or one additional 10-year period. The Day Pitney lease expires on August 31, 2010, and the average annual rental rate for the Day Pitney lease over the lease term is $22.98 per square foot. Day Pitney has the right, at its option, to extend the term of its lease for two additional five-year periods. The Merrill Lynch lease expires on September 30, 2011, and the average annual rental rate for the Merrill Lynch lease over the lease term is $32.16 per square foot. Merrill Lynch has the right, at its option, to extend the term of its lease for two additional five-year periods. The Hartford lease expires on September 30, 2010, and the average annual rental rate for the Hartford lease over the lease term is $31.98 per square foot. Hartford has the right, at its option, to renew its lease for one additional five-year period.

We do not intend to make significant renovations or improvements to the 100 & 200 Campus Drive Buildings. Our management believes that the 100 & 200 Campus Drive Buildings are adequately insured.

In connection with the acquisition of the 100 & 200 Campus Drive Buildings, the Owner entered into a six-month bridge loan with Wells Fargo Bank, National Association (“Mortgage Lender”) for approximately $89.8 million secured by the 100 & 200 Campus Drive Buildings (the “100 & 200 Campus Drive Mortgage Loan”). The 100 & 200 Campus Drive Mortgage Loan matures on March 9, 2009, with an option to extend the maturity date to June 9, 2009, and bears interest at a variable rate of 225 basis points over 30-day LIBOR for the term of the loan. If the Owner repays the 100 & 200 Campus Drive Mortgage Loan, in whole or in part, on or before December 9, 2008, the Owner must pay Mortgage Lender an exit fee in an amount equal to 0.25% of the amount being repaid. Repayments made after December 9, 2008 will not result in the Owner incurring an exit fee. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. With respect to (i) certain material misrepresentations, fraud or other acts of bad faith by the Owner, KBS REIT Properties II, LLC, our wholly owned subsidiary (the “Guarantor”), the advisor, or by us or our affiliates and (ii) certain acts of bankruptcy involving Owner, Guarantor provided a limited form of guaranty with respect to the 100 & 200 Campus Drive Mortgage Loan.

Also in connection with the acquisition of the 100 & 200 Campus Drive Buildings, KBSII REIT Acquisition I, LLC, our indirect wholly owned subsidiary (“Mezzanine Borrower”), obtained a $28.5 million mezzanine loan (the “100 & 200 Campus Drive Mezzanine Loan”) from Wells Fargo Bank, National Association (“Mezzanine Lender”) secured by, among other things, a pledge by Mezzanine Borrower of its 100% equity interest in the Owner, and a pledge by the Guarantor of its 100% equity interest in Mezzanine Borrower. The 100 & 200 Campus Drive Mezzanine Loan has a maturity date of March 9, 2009, on which all unpaid principal, together with all accrued but unpaid interest, is due. The 100 & 200 Campus Drive Mezzanine Loan agreement bears interest at a floating rate equal to 370 basis points over LIBOR, adjusted on a monthly basis. Mezzanine Borrower is required to make interest only payments for the first three months of the 100 & 200 Campus Drive Mezzanine Loan, followed by principal payments of approximately $9.5 million, plus interest, for each of the fourth and fifth months of the 100 & 200 Campus Drive Mezzanine Loan term. In the event of prepayment of the 100 & 200 Campus Drive Mezzanine Loan, the Mezzanine Borrower shall concurrently pay (a) if other than a monthly adjustment date, costs associated with prepayment of any LIBOR contract and (b) all other costs and fees due under the 100 & 200 Campus Drive Mezzanine Loan subject to various terms and conditions.

With respect to (i) certain material misrepresentations, fraud or other acts of bad faith by Mezzanine Borrower, the Owner, Guarantor, or by us or our affiliates and (ii) certain acts of bankruptcy involving Mezzanine Borrower, Owner, Guarantor and their managing members, Guarantor provided a limited form of guaranty with respect to the 100 & 200 Campus Drive Mezzanine Loan. During the term of the 100 & 200 Campus Drive Mezzanine Loan, Mezzanine Borrower and the Owner have agreed to comply with certain financial covenants related to (a) distributions by Mezzanine Borrower and the Owner and (b) the indebtedness of Mezzanine Borrower and the Owner.

In supplement no. 6 dated August 15, 2008, we referred to the 100 & 200 Campus Drive Buildings as the 100-200 Park Avenue Buildings.

Total Senior and Mezzanine Debt

As of September 12, 2008, the principal amount of our total outstanding senior and mezzanine debt was approximately $128.1 million. Our total outstanding senior and mezzanine debt consists of a six-month bridge loan of approximately $89.8 million and a mezzanine loan of approximately $28.5 million entered into in connection with the acquisition of the 100 & 200 Campus Drive Buildings in Florham Park, New Jersey. Our total senior and mezzanine debt also includes a six-month bridge loan facility of approximately $13.5 million in connection with the acquisition of the Mountain View Corporate Center in Basking Ridge, New Jersey, of which $9.8 million is outstanding and $3.7 million is available for future disbursement for our general cash management requirements, subject to certain conditions set forth in the loan agreement.

2